Filed by Computer Network Technology Corporation pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed to be filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934, as amended.

Subject Company: Computer Network Technology Corporation
Commission File No. 333-122758

ON MAY 6, 2005, COMPUTER NETWORK TECHNOLOGY CORPORATION, ISSUED THE FOLLOWING PRESS RELEASE:

NEWS RELEASE

FOR IMMEDIATE RELEASE

CNT ANNOUNCES ACQUISITION UPDATE CONFERENCE CALL WITH MCDATA

MINNEAPOLIS, MN., May 6, 2005—CNT® (Nasdaq: CMNT), the global expert in storage networking solutions, today announced that Tom Hudson, CNT’s Chairman, President and CEO, will be hosting a conference call with John Kelley, McDATA’s Chairman, President and CEO, and Ernest Sampias, McDATA’s Chief Financial Officer, on Monday, May 9, 2005 to provide an update regarding McDATA’s proposed acquisition of CNT.  The conference call will also include certain preliminary results for CNT’s first quarter ended April 30, 2005.

The conference call will be audio webcast live via the Internet at www.mcdata.com.  The call will begin at 7:00 a.m. Central Time, 8:00 a.m. Eastern Time on May 9, 2005. To participate via telephone, dial (706) 679-8352.

Please join us as executives from both companies discuss key topics related to the proposed acquisition.

About CNT

CNT is the expert in today’s most cost-effective and reliable storage networking solutions. For over 20 years, businesses around the world have depended on us to improve business efficiency, increase data availability and manage their business-critical information. CNT applies its technology, products and expertise in open storage networking architecture and business continuity to help companies build end-to-end solutions consisting of analysis, planning and design, multi-vendor integration, implementation and ongoing remote management of the SAN or storage infrastructure. For more information, visit CNT’s web site at http://www.cnt.com or call 763-268-6000.

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For Additional Information, Contact:

Greg Barnum	Jennifer Weidauer
CNT VP of Finance and CFO	CNT Public Relations
763-268-6110	763-268-8367
greg_barnum@cnt.com	jennifer_weidauer@cnt.com

CNT

6000 Nathan Lane North     Minneapolis, Minnesota 55442

Tel: U.S. 800-638-8324     International 763-268-6600     Fax: 763-268-6800

Additional Information and where to find it: McDATA has filed a registration Statement on SEC Form S-4 and McDATA and CNT have filed a Joint Proxy Statement/Prospectus with the SEC in connection with the proposed merger. The Registration Statement was declared effective by the SEC on April 19, 2005 and the Joint Proxy Statement/Prospectus containing information about McDATA, CNT and the proposed merger has been mailed to stockholders of McDATA and shareholders of CNT on or before April 25, 2005. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully in their entirety. The Registration Statement and Joint Proxy Statement/Prospectus contain important information about McDATA, CNT, the proposed merger, the persons soliciting proxies relating to the proposed merger, their interests in the transaction and related maters. Investors and security holders can obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus may also be obtained from McDATA by directing a request by mail to McDATA Corporation at 380 Interlocken Crescent, Broomfield, CO 80021, telephone (720) 558-4629, or from CNT by directing a request by mail to CNT at 6000 Nathan Lane North, Plymouth Minnesota 55442, telephone (763) 268-6130.

In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, McDATA and CNT file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by McDATA and CNT at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC’s other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. McDATA’s and CNT’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

McDATA, CNT, directors and certain executive officers of McDATA and CNT, Mellon Investor Services LLC and certain affiliates and employees of Mellon Investor Services may be considered participants in the solicitation of proxies in connection with the proposed merger. Mellon Investor Services will be paid to solicit proxies in connection with the proposed merger. Certain directors and executive officers may have direct or indirect interests in the proposed merger due to securities holdings of McDATA and CNT, and consulting arrangements, service as directors and officers and rights to severance payments following the proposed merger. In addition, certain directors and officers, after the proposed merger will be indemnified by McDATA and will benefit from insurance coverage for liabilities that may arise from their services as directors and officers of CNT prior to the proposed merger. Additional information regarding the participants in the solicitation is contained in the Registration Statement and Joint Proxy Statement/Prospectus filed by McDATA and CNT with the SEC.

ADDITIONAL INFORMATION AND WHERE TO FIND IT: On February 11, 2005, McDATA filed a registration Statement on SEC Form S-4 and McDATA and CNT filed a Joint Proxy Statement/Prospectus with the SEC in connection with the proposed merger. This Registration Statement has not been declared effective by the SEC and the Joint Proxy Statement/Prospectus is not in its final definitive form and both may be amended. McDATA and CNT will mail a Joint Proxy Statement/Prospectus to stockholders of McDATA and shareholders of CNT containing information about the proposed merger after the registration Statement containing the Joint Proxy Statement/Prospectus has been declared effective by the SEC. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully in their entirety when they are available. The Registration Statement and Joint Proxy Statement/Prospectus contain important information about McDATA, CNT, the proposed merger, the persons soliciting proxies relating to the proposed merger, their interests in the transaction and related matters. Investors and security holders can obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus may also be obtained from McDATA by directing a request by mail to McDATA Corporation at 380 Interlocken Crescent, Broomfield, CO 80021, telephone (720) 558-4629, or from CNT by directing a request by mail to CNT at 6000 Nathan Lane North, Plymouth Minnesota 55442, telephone (763) 268-6130.

In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, McDATA and CNT file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by McDATA and CNT at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC’s other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. McDATA’s and CNT’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

McDATA, CNT, directors and certain executive officers of McDATA and CNT may be considered participants in the solicitation of proxies in connection with the Merger. Certain directors and executive officers may have direct or indirect interests in the Merger due to securities holdings of McDATA and CNT, and consulting arrangements, service as directors and officers and rights to severance payments following the Merger. In addition, certain directors and officers, after the Merger, will be indemnified by McDATA and will benefit from insurance coverage for liabilities that may arise from their services as directors and officers of CNT prior to the Merger. McDATA and CNT have retained Mellon Investor Services LLC to assist them in soliciting proxies from their respective stockholders and shareholder. Additional information regarding the participants in the solicitation is contained in the Registration Statement and Joint Proxy Statement/Prospectus filed by McDATA and CNT with the SEC.